Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

April 4, 2018

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.
Post-Effective Amendment No. 1 to
the Registration Statement on Form N-2
(File No. 333-217217)

Dear Sir/Madam:

On behalf of THL Credit, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment (“Post-Effective Amendment No. 1”) to the Company’s registration statement on Form N-2 (File No. 333-217217) (the “Registration Statement”) on April 4, 2018 for the registration of $300,000,000 of shares of our common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights or debt securities (the “Securities”). The Registration Statement relates to the shelf offering of the Company’s Securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford Post-Effective Amendment No. 1 selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 1 is substantially similar to the disclosure contained in pre-effective amendment no. 1 to the Registration Statement filed on May 22, 2017 and declared effective as amended on May 23, 2017 (the “Prior Registration Statement”), except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, and (ii) the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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